January 15, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Attn:       Mr. Donald C. Hunt
                Attorney - Advisor
                Division of Corporation Finance

Re: ICP Solar Technologies Inc., formerly FC Financial Services Inc.
Registration Statement on Form SB-2
Filed November 14, 2006
File No. 333-138693

Dear Mr. Hunt:

By this letter, ICP Solar Technologies Inc., formerly FC Financial Services Inc., ("we", "ICP Solar", the "Company" or the "Registrant") is responding to the letter from the Staff of the Securities and Exchange Commission (the "Commission") dated December 11, 2006 commenting on the Registration Statement on Form SB-2 (the "Registration Statement") we filed on November 14, 2006. In our responses set forth below, we have numbered the paragraphs from the Commission's letter consecutively.

Please note that on December 4, 2006 we changed our name from FC Financial Services Inc., to ICP Solar Technologies Inc. in connection with our acquisition of 100% of the issued and outstanding shares of ICP Solar Technologies Inc., a Canadian Corporation.

For your convenience, we have repeated each comment immediately prior to our response below and have provided a blackline of the Form SB-2\A against the Form SB-2.

In response to comment 23, we have also amended our Form 10-KSB filed on November 14, 2006 to include the requested predecessor auditor's report.

WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

Selling Stockholders, page 16

Q. 1

Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

  The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

  At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

A. 1	We confirm that none of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Q. 2	Please identify the natural persons who beneficially own the securities held in the name of the entities in the selling stockholder table.

A. 2	The selling stockholders listed in the Selling Stockholder Table are all institutional investors. No beneficial owners could be identified for the institutional investors.

Recent Developments, page 31

Q. 3	Expand to discuss all the material terms of the reverse acquisition of ICP Solar Technologies Inc. (and related material agreements). For example, disclose the value of the consideration paid to ICP stockholders on the date of the acquisition. Disclose the conversion ratio of the exchangeable shares.

A. 3	We have added the following paragraph after the first paragraph under the heading "Recent Developments":

"On September 29, 2006, the ICP Stockholders transferred all of the outstanding shares of ICP held by them to Exchangeco. The ICP Stockholders received, in exchange for all of their shares in ICP, 20,000,000 Class A Exchangeco Shares, which are convertible on a one to one conversion ratio. On September 29, 2006, the shares of the Company were valued at $2.00 per share.

 WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

Q. 4	Disclose why you chose to structure the acquisition of ICP in the manner you did. For example, why did you choose to issue Class A Exchangeco shares exchangeable for your common stock as consideration for the ICP shares, rather than issuing your shares directly?

A. 4	We structured the acquisition of ICP to enable the ICP Stockholders to receive tax-rollover treatment in Canada. Under Canadian law, when a stockholder disposes of shares, the disposal is considered to be a deemed disposition of the shares and therefore is a taxable event unless the shares are exchanged for the shares of an equal value in another Canadian company. Due to the fact that the Company is a U.S. company, it was necessary to create Exchangeco, which is a Canadian wholly-owned subsidiary of the Company, to enable the ICP Stockholders to exchange the ICP Shares for the shares of a Canadian company in order to allow for tax-rollover treatment.

Q. 5	We see on September 29, 2006, as a condition of closing of the transactions contemplated in the Share Purchase Agreement, the Company and the FC Principals entered into the Exchange and Voting Trust Agreement (the "Voting Trust Agreement") with the ICP Stockholders and the Trustee on September 29, 2006 and that pursuant to the terms of the Voting Trust Agreement, the FC Principals agreed to deposit with the Trustee 20,000,000 shares of your common stock (the "Trust Shares") for the purpose of creating a voting trust for the benefit of the ICP Stockholders. Please tell us the business purpose of this Voting Trust Agreement and the accounting implications thereof, if any. Revise the filing to address our concern.

A. 5	The business purpose of the Voting Trust Agreement was to create a transaction structure that would allow for tax rollover treatment in Canada for the ICP Stockholders while also permitting the ICP Stockholders to have the same voting rights as the holders of the shares of the Company. The Voting Trust Agreement serves as a mechanism whereby the ICP Stockholders are able to vote their respective proportion of ownership in the Company while holding Trust Shares. Therefore, the ICP Stockholders are able to exercise their voting rights in proportion to their respective ownership in the Company and thus retain control in the Company.

There are no accounting implications that arise from the use of the Voting Trust Agreement. We have revised the second paragraph under the heading "Recent Developments" as follows (please note the defined term "FC Principals" has been changed to reflect the name change and is now "ICP Solar Principals"):

"On September 29, 2006, as a condition of closing of the transactions contemplated in the Share Purchase Agreement, the Company and the ICP Solar Principals entered into the Exchange and Voting Trust Agreement (the "Voting Trust Agreement") with the ICP Stockholders and the Trustee on September 29, 2006. Pursuant to the terms of the Voting Trust Agreement, the ICP Solar Principals agreed to deposit with the Trustee 20,000,000 shares of our common stock (the "Trust Shares") for the purpose of creating a voting trust for the benefit of the ICP Stockholders. The business purpose of the Voting Trust Agreement is to allow for tax rollover treatment in Canada for the ICP Stockholders. See "Exchange and Voting Trust Agreement" below.

 WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

As a further condition of closing of the transactions contemplated in the Share Purchase Agreement, we and the ICP Solar Principals entered into the Exchangeable Share Support Agreement (the "Support Agreement") with the Trustee and the ICP Stockholders on September 29, 2006, setting out certain additional terms and conditions of the Trust Shares deposited with the Trustee. See "Exchangeable Share Support Agreement" below."

Q. 6	Please revise the third paragraph of this section to clarify the portion of your shares that were transferred and cancelled by the identified stockholders.

A. 6	We have revised the fifth paragraph, formerly the third paragraph, under the heading "Recent Developments" to read:

"On September 29, 2006, in connection with our entry into the Share Purchase Agreement, Taras Chebountchak submitted for cancellation 1,792,000 of our common shares and Orit Stolyar submitted for cancellation 2,430,750 of our common shares and each individually transferred 10,000,000 of our common shares to the Trustee under the terms of the Voting Trust Agreement."

Q. 7	Please be more specific regarding the nature of the bylaw changes and how they were connected to the acquisition. Include information regarding the former provision of the bylaw and the reason it was changed.

A. 7	In connection with the reverse acquisition of ICP Solar Technologies Inc., the Company amended its bylaws to be more consistent with the bylaws of other publicly held corporations with significant numbers of shareholders. The revised bylaws are less cumbersome and set out more adequate procedures for the conduct of business at annual meetings and the nomination, resignation and removal of directors to and from the board of directors. The following examples illustrate some of the changes made to the bylaws:

 WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

	1.	Shareholder Annual Meetings

According to the Company's previous bylaws the Annual General Meeting (the "AGM") was to be held on the first week in June of each and every year, at 1:00 p.m. The bylaws were amended to state that the AGM shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

	2.	Quorum

As per the original bylaws, a majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. As per the amended bylaws the presence, in person or by proxy duly authorized, of the holder or holders of not less than 35% of the outstanding shares of stock entitled to vote shall constitute a quorum.

	3.	Number of Directors

As per the original bylaws, the number of directors of the Company shall be not less than one nor more than thirteen. This number has now been increased to fifteen.

Exchange and Voting Trust Agreement, page 33

Q. 8	Here and throughout your disclosure, rather that simply citing to paragraph numbers within the exchangeable share agreements, please explain the material purposes and effects of the applicable provisions.

A. 8	We have revised the fourth paragraph under the heading "Exchange and Voting Trust Agreement" to read:

"The parties further agreed to indemnify the Trustee against all costs and expenses incurred as a result of the Trustee's entry into the Voting Trust Agreement and the transactions contemplated thereby. The agreement terminates on the earliest of the following events: (i) no outstanding Exchangeable Shares are held by the ICP Stockholders; and (ii) each of the Company and Exchangeco elects in writing to terminate the agreement after being given approval by the holders of the Exchangeable Shares by passing a resolution by not less than two-thirds (2/3rds) of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least two-thirds (2/3rds) of the outstanding Exchangeable Shares at that time are present or represented by proxy. The agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein."

 WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

We have also revised the thirteenth paragraph under the heading "Exchangeable Share Support Agreement" to read:

"The Support Agreement terminates at such time as no Exchangeable Shares are held by any person or entity other than the Company or its affiliates. The agreement may only be modified by an agreement in writing between Exchangeco, the Company and the holders of Exchangeable Shares after being given approval by the holders of the Exchangeable Shares by passing a resolution by not less than two-thirds (2/3rds) of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least two-thirds (2/3rds) of the outstanding Exchangeable Shares at that time are present or represented by proxy. The agreement is governed by the laws of the State of Nevada."

Exchangeable Share Support Agreement, page 33

Q. 9	Revise your disclosure to address the different ways in which former ICP stockholders may receive shares of your common stock (and additional consideration) in exchange for their Class A exchangeable Exchangeco shares. Disclose the factors you will consider in determining how to affect that exchange. For example, how will you determine whether to exercise the retraction call rights referenced in paragraph III(5)(a)(iii) of the Articles of Incorporation of Exchangeco filed with Exhibit 10.10?

A. 9

We have revised the "Exchangeable Share Support Agreement" section by adding the following paragraphs after the sixth paragraph:

"The holders of Exchangeable Share may exchange their Exchangeable Shares for common shares in the capital stock of the Company in accordance with the following:

In the event of the liquidation, dissolution or winding-up of Exchangeco, the holders of Exchangeable Shares have the right (the "Liquidation Call Right") to require Exchangeco to deliver to them common shares of the Company having a value per share equal to the (i) current market value of a common share of the Company determined on the trading day prior to the day of the liquidation, plus all dividends declared unpaid on such Exchangeable Shares, in respect of each Exchangeable Share owned by the holder of the Exchangeable Shares.

In addition, a holder of Exchangeable Shares has the right (the "Retraction Right") to require Exchangeco to redeem any or all of the Exchangeable Shares registered in its name for an amount per share equal to the current market value of a common share of the Company on the trading day prior to the date of retraction, which shall be paid and satisfied in full by Exchangeco causing to be delivered to such holder one (1) common share of the Company for each Exchangeable Share presented and surrendered by the holder of the Exchangeable Shares, plus an additional amount in cash equivalent to the full amount of all declared and unpaid dividends on each such Exchangeable Share. To effect such redemption, the holder of the Exchangeable Shares shall present and surrender at the registered office of Exchangeco the certificate or certificates representing the Exchangeable Shares which it desires to have Exchangeco redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Business Corporations Act of Alberta and the by-laws of Exchangeco and with a statement as set forth in the Articles of Incorporation of Exchangeco.

  WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

In accordance with the provisions of the Voting Trust Agreement, Trustee has the right (the "Insolvency Exchange Right") upon the occurrence and during the continuance of an Insolvency Event (as defined therein), to require the Company to purchase from each of the holders of the Exchangeable Shares its Exchangeable Shares for an amount per share equal to the current market price of a common share of the Company on the last business day prior to the day of closing of the purchase and sale of such Exchangeable Shares under the Insolvency Exchange Right, which shall be satisfied in full by the Company causing to be sent to such Stockholder one share for each Exchangeable Share surrendered, plus, to the extent not paid by Exchangeco, an additional amount equal to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder of Exchangeable Shares on any dividend record date which occurs prior to the closing of the purchase and sale.

In accordance with the provisions of paragraphs 2.1(d) and 2.1(e) of the Support Agreement, the Company is obliged to take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of its obligations referred to above.

Pursuant to Section 2.5 of the Support Agreement, the Company, upon notice from Exchangeco or any of the holders of Exchangeable Shares or any event that requires Exchangeco to cause to be delivered common shares of the Company to any holder of Exchangeable Shares, is required to forthwith issue and deliver or caused to be delivered to the former holder of the surrendered Exchangeable Shares the requisite number of common shares of the Company to be received by it, and issue to or to the order of, the former holder of the surrendered Exchangeable Shares as the former holder shall direct."

Q. 10	Please clarify which ICP stockholders are entitled to instruct the trustee regarding the voting of the shares. Also clarify the portion of the shares that each shareholder is entitled to so control.

  WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

A. 10	The registered holders of Exchangeable Shares, other than the Company, or its affiliates, are entitled to instruct the trustee regarding the voting of shares.

We have revised the third sentence of the first paragraph under the heading "Exchange and Voting Trust Agreement" as follows:

"As further set out in the Voting Trust Agreement, the Trustee shall exercise the Voting Rights only on the basis of instructions received from the registered holders of Exchangeable Shares other than the Company or affiliates of the Company (the "Voting Trust Beneficiaries"), at the time at which the stockholders meeting is held or the stockholder's consent is sought. Each Voting Trust Beneficiary is entitled to instruct the Voting Trustee to cast and exercise one vote for each Exchangeable Share owned of record by such Voting Trust Beneficiary on the record date established by the Company, in respect of each matter, question, proposal or proposition to be voted on at a meeting of the Company or in connection with a written consent sought by the Company from the Company stockholders."

Results of Operations — Year Ended January 31, 2006 Compared to Year Ended January 31, 2005, page 39

Revenue, page 39

Q. 11	We see you indicate management believes that the company will realize increased sales volume from both new and existing customer base in 2007. Please revise the filing to disclose the basis for this conclusion in light of lost business and decreasing revenues from existing customers.

A. 11	The conclusion that the Company will realize increased sales volume from both new and existing customer base in 2007 was reached through the following factors: (1) the Company's intent to commercialize our new solar roofing tile for which we hold a patent; (2) the Company's intent to develop new products for the consumer goods sector of the solar industry to be sold under the Sunsei brand and Coleman brand in accordance with a licensing agreement we have entered into with the Coleman Company and (3) the recent establishment of an office in Spain increase our market penetration in Spain and throughout Europe.

We have revised the paragraph under the heading "Revenue" by adding the following additional language to the end of the paragraph:

"Management believes that we will realize increased sales revenues from both new and existing customer base for fiscal 2007 due to our intent to commercialize our new patented solar roofing tile in Q4 of 2007 as well as our intent to develop new products for the consumer goods sector of the solar industry to be sold under our Sunsei brand and the Coleman Brand in accordance with a licensing agreement that we have entered into with the Coleman Company. We have also recently established an office in Spain to increase our market penetration in Spain and throughout Europe."

  WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

Cost of Sales, page 39

Q. 12	We see you indicate management attributes the increase in cost of sales to increasing raw material pricing and inventory write-off of discontinued product line. Please revise the filing to quantify these contributing factors.

A. 12	The increase in cost of sales can be attributed to a $351,030 increase in raw material pricing and a cost of $802,380 in inventory write-off of discontinued product line during the period.

We have revised the second sentence under the heading "Cost of Sales" as follows:

"The increase of cost of sales is a result of a $351,030 increase in raw material pricing due to world wide raw material shortages and a cost of $802,380 in inventory write-off of discontinued product line during the period."

Q. 13	We note management believes margins will increase by 40% for fiscal 2007 compared to fiscal 2006. Please revise the filing to disclose the basis for this conclusion.

A. 13	We have revised the paragraph under the heading "Cost of Sales" to read as follows:

"Management believes margins will increase to 35% for fiscal 2007 compared to fiscal 2006 due to our intent to increase production efficiency by further outsourcing the Company's production to qualified suppliers in Asia and to implement an enterprise resource planning software system to assist in managing our inventory. "

Expenses, page 39

Q. 14	We see you indicate expenses decreased 26% from the preceding year which is attributable to streamlining operations and adjustment to corporate overheads in line with company revenues. Please revise your discussion herein to qualify and quantify the steps taken by management to streamline operations. Explain also more fully the meaning of "adjustments to corporate overheard."

  WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

A. 14	The expenses decreased 26% from the preceding year due to the closing in 2005 of the Company's manufacturing facility in Montreal and the reduction of employees in Montreal from 55 to 14.

We have revised the second sentence under the heading "Expenses" as follows:

"The Expenses decrease of $1,645,566 is attributable to the closing in 2005 of our manufacturing facility in Montreal and the reduction of employees in Montreal from 55 to 14."

Results of Operations — Year Ended July 31, 2006 Compared to Year Ended July 31, 2005, page 40

Revenue, page 40

Q. 15	We note management attributes the decrease in revenue to a "lack of product availability to supply current demand". Please tell us what you mean by a lack of product availability. Tell us the steps management has implemented that leads management to believe they can satisfy increased demand in 2007. Please revise the filing to address our concerns.

A. 15	The lack of product availability to supply current customer demand means that the Company suffered a shortage of products demanded by its customers due to a lack of raw materials needed to create its products. The Company believes that it will be able to satisfy the increase in demand due to the fact that it has been in discussions with major suppliers and it believes that it has secured the raw materials needed at competitive pricing. Additionally, the recent emergence of new suppliers has begun to increase the total amount of world wide supply of raw materials needed to manufacture its products.

The Financial

Please note that the Financials and MD&A for this period have been removed and replaced by the most recent financials and MD&A, for the period ended October 31, 2006.

ICP Credit Facilities, page 41

Q. 16	We see disclosures herein that your Canadian subsidiary has a Canadian credit facility in the amount of $1,760,000 which requires them to comply with certain financial covenants. We also see at July 31, 2006, the Canadian subsidiary was not in compliance therewith. Please revise MD&A to disclose the actual or expect impact of this non-compliance on your capital resources, results of operations and liquidity. Refer to Item 303 (b) of Regulation S-B.

  WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

A. 16	Our Canadian subsidiary is now in compliance with the financial covenants required by the Canadian credit facility. There was no actual impact of this non-compliance on our capital resources, results of operations or liquidity.

We have revised the MD&A by adding the following language:

"ICP has the following credit facilities: (i) A UK credit facility allowing for an operating line of credit of 161,000 (90,000 GBP); and (ii) a Canadian credit facility in the amount of $1,760,000 which requires ICP's Canadian subsidiary to comply with certain financial covenants. As at October 31, 2006, the Canadian subsidiary was not in compliance therewith.

We have since renegotiated new terms for our line of credit and we are presently in compliance with all financial covenants. As well management believes that we will be able to continue to comply with these financial covenants in the future."

Legal Proceedings, page 48

Q. 17	Please revise your annual and interim financial statements to include all disclosures required by SFAS 5 for the contingencies outlined in this section.

A. 17	We have revised the annual and interim financial statements to include all disclosures required by SFAS 5 for the contingencies outlined in the "Legal Proceedings" section.

Security Ownership of Certain Beneficial Owners and Management, page 48

Q. 18	With respect to Equity Transfer & Trust Company, please provide the disclosure required by Instruction 2(d) and (e) to Regulation S-B Item 403.

A .18	Regulation S-B Item 403 2(d):

The name and address of the trustee is as follows:

Equity Transfer and Trust Company Attention: Corporate Trust Department 120 Adelaide Street W., Ste. 420 Toronto, ON M5H 4C3

  WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

Regulation S-B Item 403 2 (e):

The following is a brief outline of the voting rights of the Trustee under the Voting Trust Agreement. The Trustee has no other powers under the agreement. We have amended footnote 1 on page 48 by adding a second paragraph which states as follows (please note the term "FC common shares" has been changed to reflect the name change and is now "ICP Solar common shares"):

"The Trustee, as the holder of record of the deposited shares, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the 20,000,000 ICP Solar common shares deposited by Taras Chebountchak and Orit Stolyar (the "Deposited Shares") on any matters, questions, proposals or propositions whatsoever that may properly come before the Voting Trust Beneficiaries of the Company at a Company meeting at which holders of the Company are entitled to vote or in connection with a written consent sought by the Company. The voting rights shall be and remain vested in and exercised by the Trustee. As further particularized in the Voting Trust Agreement, the Trustee shall exercise the Voting Rights only on the basis of instructions received from the Voting Trust Beneficiaries entitled to instruct the Trustee as to voting thereof at the time at which the Company stockholders meeting is held or the Company's stockholders' consent is sought."

Q. 19	We note the holdings of your selling stockholders disclosed on page 17. Please revise your table here to provide the disclosure required by Item 403(a) of Regulation S-B.

A. 19	Due to an error in calculation, we will revise Sass Peress' beneficial ownership from 18,291,311 to 18,591,808 and change the percentage in class from 63.1% to 64.1%.

The table has also been revised as follows to include the 5% holders of the Company referenced in the selling stockholders table:

		Amount and Nature
	Name and Address	of Beneficial	Percentage of
Title of Class	of Beneficial Owner	Ownership(1)	Class (1)
Common Stock	Equity Transfer & Trust Company	20,000,000	69%
	120 Adelaide St. W., Ste 420	Direct
	Toronto, Ont. M5H 4C3 (1)
Common Stock	Sass Peress (1)	18,591,808	64.1%
Common Stock	Bank Sal. Oppenheim jr. cie	4,500,000	15.5%
	Uraniastrasse 28
	CH-8022
	Zurich, Switzerland
Common Stock	Rahn & Bohmer Banquiers	2,000,000	6.8%
	Talstrasse 15
	Postfach, 8022
	Zurich, Switzerland
Common Stock	Taras Chebountchak	708,000	2.4%
	Director	Direct
	11 Townsgate Dr., PH 6
	Thornhill, Ontario, Canada L4J 8G4
Common Stock	Joel Cohen (1)	528,486	1.8%
		Indirect
Common Stock	All directors and executive officers as a
	group (3 persons)	19,526,797	67.3%

   WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

Q. 20	Please verify the accuracy of the percentage in the last row.

A. 20	The Percentage of Class column in the last row of the Security Outstanding of Certain Beneficial Owners and Management table should read 67.3%. We have amended the table by replacing 673% with 67.3%.

Q. 21	Please identify the individuals who beneficially own the shares attributed to entities named in the footnote.

A. 21	Sass Peress is the beneficial owner of Eastern Liquidity Partners, the Sass Peress Family Trust and the Peress Family Trust. We have revised footnote 1 to the table under the heading "Security Ownership of Certain Beneficial Owners and Management" as follows (please note the defined term "FC" has been changed to reflect the name change and is now "ICP Solar"):

"(1) Equity Transfer & Trust Company holds the 20,000,000 shares of our common stock (the "Trust Shares") as trustee pursuant to the terms of the Exchange and Voting Trust Agreement dated September 29, 2006 between the Company, Exchangeco, Sass Peress, the Peress Family Trust, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Arlene Ades, and Joel Cohen (collectively the "Beneficiaries") Taras Chebountchak and Orit Stolyar. Under the terms of the Exchange and Voting Trust Agreement the Trust Shares are to be cancelled as each Exchangeable Share is exchanged by the Beneficiaries for shares of ICP Solar and the voting rights to the Trust Shares are beneficially held by the Trustee for the Beneficiaries are as follows: (i) 301,497 Trust Shares, Eastern Liquidity Partners Ltd., beneficially owned by Sass Peress, (ii) 440,529 Trust Shares, The Sass Peress Family Trust, beneficially owned by Sass Peress, (iii) 6,626,787 Trust Shares, The Peress Family Trust, beneficially owned by Sass Peress, (iv) 11,222,995 Trust Shares, Sass Peress, (v) 879,706 Trust Shares, Arelene Ades, (vi) 528,486 Shares, Joel Cohen. See "Exchange and Voting Trust Agreement" above."

  WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

Description of Capital Stock, page 49

Q. 22	Please describe the pending changes as evidenced by your recent information statement.

A. 22	On November 14, 2006 the Company filed a Schedule 14C Information Statement giving notice that the Company had, by written consent, confirmed, ratified and approved an amendment to the Company's Articles of Incorporation authorizing the creation of 100,000,000 shares of preferred stock, with a par value of $0.00001 per share. The Amendment was filed on December 1, 2006 with the State of Nevada. None of the 100,000,000 shares of preferred stock have been issued.

We have revised the first paragraph under the heading "Description of Capital Stock" as follows:

"Our authorized capital consists of 100,000,000 shares of common stock, with a par value of $0.00001 per share and 1,000,000 shares of preferred stock with a par value of $0.00001 per share. As at January 15, 2007, there were 29,000,000 shares of our common stock issued and outstanding and no issued and outstanding preferred stock.

ICP Solar Technologies Inc., formerly FC Financial Services Inc., November 30, 2005 Financial Statements, page F-2

Report of Independent Registered Public Accounting Firm for the financial statements of ICP Solar Technologies Inc., formerly FC Financial Services, Inc., page F-2

Q. 23	We note that the Manning Elliott LLP's auditor report refers to the predecessor auditor's report dated January 10, 2005. When an auditor refers to the report of a predecessor auditor, they are required to include the predecessor auditor's report. Please revise the filing to include the predecessor auditor's report. This comment applies also to the Registrant's Form l0-KSB filed February 7, 2006.

A. 23	We have revised the SB-2 to include the predecessor auditor's report. We have also amended the Registrant's Form 10-KSB to include the predecessor's audit report.

Q. 24	To this regard, if the predecessor auditor's report is included, a current consent from both auditors will be required with your amendment.

  WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

A. 24	We have included with the amendment, the current consent required from both auditors.

General Comments

Q. 25	Please update the financial statements as necessary to comply with Item 310(g) of Regulation S-B.

A. 25	We have updated the financial statements to comply with Item 310(g) of Regulation S-B.

ICP Solar Technologies Inc. Financial Statements for the year ended January 31, 2006, page F-22

Consolidated Statements of Operations and Comprehensive Income, page F-25

Q. 26	Please revise this statement to present the gain on sale of property recorded in 2006 as operating income rather than other income. Refer to the guidance at paragraph 45 of SFAS 144.

A. 26	We have revised the financial statements for the year ended January 31, 2006 to present the gain on sale of property recorded in 2006 as operating income rather than other income.

ICP Solar Technologies Inc. Financial Statements for the six-month period ended July 31, 2006, page F-39

5. Recent Corporate Developments Subsequent to Year-End, page F-44

Q. 27	We see that subsequent to year end you acquired the remaining preferred shares in your Canadian subsidiary company in exchange for 842,201 Class E shares, thereby becoming the 100% owner of the subsidiary company. Please tell us and revise the filing to disclose how you accounted for and valued this transaction. Provide references to the authoritative accounting literature that supports your conclusions. We may have further comments after reviewing your response and revisions.

A. 27	On July 19, 2006, the Company acquired the remaining preferred shares in its 100% owned Canadian subsidiary company in exchange for 842,201 Class "E" shares of the Company. Note 15 of the financial statement may have been misleading as it stated "....thereby becoming a 100% owner". Before the acquisition by the Company of the preferred shares, the Company already owned 100% of the outstanding common shares of its subsidiary. The preferred shares acquired are non voting and do not participate in the residual equity of the subsidiary.

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Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

Therefore the transaction was accounted at the consideration paid by the Company for preferred share, which represented the redemption value of the preferred stock of the Company ( 842,201 Class "E" shares) given in exchange amounting to $842,201 CAD. The credit was to minority interest, which carrying value represented the redemption value of the preferred stock of the subsidiary amounting to $ 842,201 CAD.

Pro Forma Consolidated Financial Statements, page F-46

Q. 28	You disclose the September 2006 share exchange transaction in substance as a capital transaction which under U.S. GAAP is accounted for as a recapitalization rather than a business combination. Since a recapitalization is not a business combination and does not require the inclusion of pro forma financial statements under Article 11 of Regulation S-X, please remove the pro forma financial statements from this filing or tell us why you believe they are necessary.

A. 28	We have removed the pro forma financial statements from our filing.

Undertakings, page II-3

Q. 29	Please include the current form of undertakings, including those required by Regulation S-B Item 512(a)(4) and (g)(2).

A. 29	We have included the current form of undertakings in the amendment in accordance with Regulation S-B Item 512(a)(4) and (g)(2).

Signatures

Q. 30	Please provide signatures of all the parties required to execute the registration statement, including an indication of who signed in the capacity of principal financial officer and controller or principal accounting officer below the second paragraph of text required on the Signatures page. See Instruction 1 to the Form SB-2 signature page.

A. 30	We have revised the signatures to identify the Company's Principal Financial and Accounting Officer. The registration statement has been signed by all required parties.

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Mr. Donald C. Hunt
Securities and Exchange Commission
January 15, 2007

Form 8-K dated September 29, 2006 filed October 5, 2006

Q. 31	We note that the fiscal year end January 31, 2006 of ICP Solar Technologies Inc. is different from that of FC Financial Services, which is November 30, 2006. Please tell us the fiscal year end the Company will use after the recapitalization. If the registrant plans to use the fiscal year of FC Financial Services, the legal acquirer, please advise us as to when you expect to file the appropriate transition report on Form 8-K. Please also revise your registration statement to make the appropriate disclosure.

A. 31	We have enclosed an annotated letter from RSM Richter LLP, addressed to the SEC and confirming SEC approval of the Company's change in fiscal year end. We have confirmed with the SEC that a Form 8-K will not be necessary as we have changed our fiscal year end to January 31st.

Very truly yours,

ICP Solar Technologies Inc.

By: /s/ Sass Peress
Sass Peress, President and
Chief Executive Officer

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